Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

October 26, 2021

Ms. Jennifer Angelini

Office of Manufacturing

Corporation Finance Division

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Honda Motor Co., Ltd.

Form 20-F for the fiscal year ended March 31, 2021

Filed June 23, 2021

File No. 001-07628

Dear Ms. Angelini:

This is in response to the staff’s comment letter of September 21, 2021, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2021 (the “2021 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

1. Your CSR report notes that responding to climate change and energy issues are priority issues for Honda and extremely important to both Honda and its stakeholders. We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Honda advises the staff that it considers climate change to be a priority issue and has described its goal to achieve of carbon neutrality by 2050 and related information in both the 2021 20-F (including the risk factor disclosure regarding the potential effect of environmental regulations included on page 4 and the discussion of climate change as a management challenge on page 30) and its 2021 Sustainability Report. In considering what specific information to include in its annual reports on Form 20-F, such as the 2021 20-F, Honda takes into account, among other things, the requirements of that form, its other obligations under applicable law, including the Securities Exchange Act of 1934 and the rules and regulations of the Commission and the guidance of the Commission (such as the Commission’s 2010 Guidance Regarding Disclosure Related to Climate Change), as well as the context in which the statements included in the annual reports are made, with a particular focus on the materiality of such information to investors in its common stock and ADSs. Meanwhile, Honda discloses the information contained in its Sustainability Report in response to the needs and desires of a broad range of stakeholders for a description of the measures it is taking towards achieving sustainable growth, considering non-binding disclosure initiatives such as the Global Reporting Initiative and, as a result, the Sustainability Report contains a significant amount of detail, including information that Honda does not consider material in the context of its annual reports on Form 20-F in light of the requirements of that form and the applicable rules and guidance of the Commission.

Ms. Jennifer Angelini

Office of Manufacturing

Corporation Finance Division

Securities and Exchange Commission

2. We note that Honda will actively promote electric vehicles and aims for zero environmental impact throughout the life cycle of its products. Toward that goal, you plan to expand your lineup of EVs and FCVs and have been developing proprietary all solid-state batteries. If material, please quantify past and/or future capital expenditures for climate-related projects.

Honda advises the staff that the historical amounts of capital expenditures for climate-related projects (such as for the development of EVs and FCVs and proprietary all solid-state batteries) have not been material; for example, Honda’s existing line-up of EVs and FCVs are produced on existing production lines. Honda advises the staff that should it plan or make material climate change-related capital expenditures in the future, it will disclose this in the appropriate manner.

3. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance.

In light of the disclosure-related rules and regulations applicable to it, such as the rules of the Commission, Honda monitors and discloses, to the extent applicable, on an ongoing basis and in its periodic reporting, material developments to its business, including weather-related damages to its properties or other impacts. Honda advises the staff that it has not experienced any material weather-related damages to its property or operations or any other material weather-related impacts to date.

4. Disclose any material litigation risks related to climate change and the potential impact to the company.

Honda advises the staff that it is not currently subject to any material climate change-related litigation, and that it believes that its current risk factor disclosure describing risks relating to environmental regulation, natural disasters and legal issues is sufficient.

Ms. Jennifer Angelini

Office of Manufacturing

Corporation Finance Division

Securities and Exchange Commission

5. We note that Honda has incurred significant compliance and other costs in connection with environmental and safety regulations and will incur future compliance and other costs for new and upcoming regulations. Quantify any material increased compliance costs related to climate change.

Honda advises the staff that the “significant compliance and other costs” referred to in this statement include compliance and other costs relating to a wide range of matters, such as emissions, fuel economy, recycling, safety regulations and others, and that compliance costs relating to climate change regulation form one portion of these costs. Honda did not include additional detail in its 2021 20-F based on its belief that such costs are not individually material in the context of its overall consolidated operating expenses. Honda also advises the staff that it is not feasible to specify with a reasonable amount of precision the amount of these costs specifically representing compliance costs related to climate change.

6. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Honda advises the staff that, although it may from time to time engage in the purchase or sale of carbon credits or offsets in the course of its operations, such activities have not been material to its business, financial condition or results of operations.

If you have any questions about this response letter, please contact, by fax or by e-mail, Rikako Suzuki, Manager of Investor Relations Department (fax: +81-3-5412-1133; e-mail: rikako_suzuki@jp.honda).

Very truly yours,

/s/ Kohei Takeuchi
Kohei Takeuchi Director, Senior Managing Executive Officer, Chief Financial Officer Honda Motor Co., Ltd.

cc:	Mr. Sergio Chinos

(Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission)

Mr. Keiji Hatano

Mr. Nirav N. Mehta

(Sullivan & Cromwell LLP)